UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue
Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
www.ihi.ca

NOTICE OF ANNUAL MEETING

TAKE NOTICE that the annual meeting (the "Meeting") of shareholders of INTERNATIONAL HI-TECH INDUSTRIES INC. (the "Corporation") will be held at 7393 Hopcott Road, Delta British Columbia, on June 14, 2005 at 10:00 a.m., local time, for the following purposes:

1. To receive the directors report.

2. To receive the audited financial statements of the Corporation for its financial year ended December 31, 2004, and the report of the auditors thereon.

3. To elect directors of the Corporation for the ensuing year.

4. To appoint an auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditor's remuneration.

5. To approve the continuation of the Corporation's share option plan.

6. To consider any amendment to a matter identified in this Notice.

7. To transact such other business as may properly come before the Meeting or at any adjournment thereof.

A Management Proxy Circular and a copy of the consolidated financial statements for the year ended December 31, 2004, the report of the auditor and related management discussion and analysis accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand, by mail or by fax in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, May 17, 2005.

BY ORDER OF THE BOARD

/s/ Roger A. Rached
________________________________________
Roger A. Rached
President and Chief Executive Officer

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue
Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
www.ihi.ca

MANAGEMENT PROXY CIRCULAR

as at April 30, 2005

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of International Hi-Tech Industries Inc. (the "Corporation") for use at the annual meeting (the "Meeting") of its shareholders to be held on June 14, 2005 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Proxy Circular, references to "the Corporation", "we" and "our" refer to International Hi-Tech Industries Inc. "Shares" means common shares in the capital of the Corporation. "Beneficial Shareholders" means shareholders who do not hold Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The Corporation will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Corporation. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy and then return it to the Corporation's transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at 416-263-9524, or by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to many shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Corporation. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediaries on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Corporation. The voting instruction form will name the same persons as the Corporation's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on your voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Corporation at 1500 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Corporation has fixed May 10, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting

As of April 30, 2005, there were 107,175,065 Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares. The Corporation is also authorized to issue an unlimited number of Class A Preferred shares without par value. There are no Preferred shares issued and outstanding as at April 30, 2005.

To the knowledge of the directors and executive officers of the Corporation, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Corporation as at April 30, 2005 are:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Mira Mar Overseas Ltd.	13,010,974(1)(2)	12.14%

Notes:

(1) These Shares are subject to an escrow agreement. Mira Mar Overseas Ltd. is indirectly owned by Roger Rached, the President and Chief Executive Officer of the Corporation.

(2) To the extent permitted by law, these Shares are pledged to lenders.

The above information was supplied by the Corporation.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2004 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor and related management discussion and analysis were mailed to shareholders with the Notice of Meeting and the Management Proxy Circular. Additional copies may be obtained from the Secretary of the Corporation upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Corporation's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation will be a minimum of three and a maximum of eight. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Canada Business Corporations Act ("CBCA"), each director elected will hold office until the conclusion of the next annual meeting of the Corporation, or if no director is then elected, until a successor is elected.

Management intends to appoint eight directors at the Meeting. The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment (for the five preceding years for new director nominees) , the period of time during which each has been a director of the Corporation and the number of Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 30, 2005.

Name, Position and Residence (1) (6)	Principal Occupation (1)	Period a Director of the Corporation (1)	Shares Beneficially Owned or Controlled(1)
Dr. Rene Abi-Rached Chief Operating Officer & Director British Columbia, Canada	Chief Operating Officer of the Corporation.	June 29, 2001 to present	20,000
Omar Take Chief Project Officer & Director British Columbia, Canada	Chief Project Officer of the Corporation since December 2000	June 29, 2001 to present	230,000(2)
Dr. Owen A. Anderson Chief Financial Officer & Director British Columbia, Canada	Managing Director of Hawthorne Consulting Corp. Inc., a Canadian consulting company.	June 29, 2001 to present	93,304(3)
Larry P. Coston Director Alberta, Canada	President and Chief Operating Officer of Total Energy Services Ltd., a Canadian energy services company.	June 28 2002 to present	1,123,898(4)
Thomas Po Director British Columbia, Canada	Manager of R & D Hi-Tech Facility.	May 18, 1998 to present	97,000
Ferdinand Rauer Director Meerbusch, Germany	Executive Consultant of Thyssen Rheinstahl Tecknik, (a German conglomerate of Dusseldorf, Germany).	June 27, 1997 to present	50,000
Evelyne Schmeler Director Luxembourg, Luxembourg	Director of Veda Consult S.A., a Luxembourg based financial advisory company.	April 8, 1997 to present	52,500
Lawry Trevor-Deutsch Director Ontario, Canada	President of Strathmere Associates International Ltd., a Canadian consulting company.	May 28, 1999 to present	301,855(5)

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(2) 150,000 of these Shares are held directly and the remaining 80,000 Shares are held indirectly through Clarion Overseas Corporation.

(3) 91,304 of these Shares are held directly and the remaining 2,000 Shares are held indirectly through Hawthorne Consulting Corporation.

(4) 903,898 of these Shares are held directly and the remaining 220,000 Shares are held indirectly through P&L Ventures Inc.

(5) 145,333 of these Shares are held directly and the remaining 156,522 Shares are held indirectly through Strathmere Associates International Limited. Of the 156,522 Shares being held by Strathmere Associates International Limited, 46,740 Shares are being held in trust for Mr. Trevor-Deutsch's parents. Mr. Trevor-Deutsch is the sole owner of Strathmere Associates International Limited.

(6) The Corporation applied for and obtained a Management Cease Trade Order issued by the British Columbia Securities Commission on June 2, 2004, which provided that the directors, officers and insiders of the Corporation could not trade their securities in the Corporation until all required financial statements have been filed and the order has been revoked. With this Management Cease Trade Order, the Corporation had further time to file the 2003 year end statements and the March 31, 2004 quarterly statements. The required Financial Statements were filed and subsequently on July 15, 2004, the Management Cease Trade Order was revoked

As at the date hereof, the members of the audit committee are Dr. Owen A. Anderson, Larry P. Coston and Lawry Trevor-Deutsch.

The Corporation has an Independent Committee whose responsibility is to review and make recommendations to the Board with respect to related party transactions. The members of the Independent Committee are Lawry Trevor-Deutsch and Larry P. Coston.

The Corporation also has a Special Committee whose functions are to oversee matters relating to the litigation involving Genesee Enterprises Ltd. All of this litigation was settled in 2004. In connection with the settlement, the Corporation paid $500,000 on behalf of Canadian Hi-Tech Manufacturing Ltd. The Special Committee approved this payment. The Corporation owns 65% of Canadian Hi-Tech Manufacturing Ld. and the majority of the remaining 35% is held by the members of the President's family and himself. The shareholders of the remaining 35% are IHI Holdings Ltd. (Hilda Abi-Rached), R.A.R. Consultants Ltd. (Garmeco Canada Int'l Consulting Engineers Ltd. and, Garmeco International Consulting Engineers S.A.L.), RAR Investments Ltd. (Roger A. Rached and 434088 B.C. Ltd.) and Roger A. Rached. See "Interest of Informed Persons in Material Transactions".

APPOINTMENT OF AUDITOR

BDO Dunwoody LLP, Chartered Accountants, 600 - 925 West Georgia Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Corporation at a remuneration to be fixed by the directors. BDO Dunwood LLP was first appointed auditor of the Corporation by the Shareholders of the Corporation on June 28, 2004.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000.

Roger A. Rached, President and Chief Executive Officer and Owen A. Anderson, Chief Financial Officer are the "Named Executive Officers" of the Corporation for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Corporation's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Roger A. Rached President and Chief Executive Officer	2004 2003 2002	72,000(1) 72,000(1) 72,000(1)	Nil Nil Nil	Nil Nil Nil	5,200,000(2) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Owen A. Anderson Chief Financial Officer	2004 2003 2002	54,000 54,000 54,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Paid to RAR Investments Ltd. (controlled by Roger A. Rached) and to R.A.R. Consultants Ltd. (in respect of which Roger A. Rached is an insider). The amounts are paid pursuant to a Management Agreement dated August l, 1992 (the "Management Agreement"). The Management Agreement can be ended for cause at any time without notice.

(2) These options are held through Mira Mar Overseas Ltd., a company owned indirectly by Roger A. Rached.

Long-Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Corporation did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2004 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Roger A. Rached	5,200,000(1)	100%	$0.20	$0.20	October 6, 2008

Notes:

(1) These options are held through Mira Mar Overseas Ltd., a company owned indirectly by Roger A. Rached.

The value of the share options held by the Named Executive Officer at the end of 2004 were as follows (none were exercised during that year):

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Roger A. Rached	Nil	Nil	5,200,000 (Exercisable)	Nil

Pension Plans

The Corporation does not have a pension plan for its employees.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Corporation and any Named Executive Officer. There is, however, a Management Agreement described above.

There are no compensatory plans or arrangements with respect to any Named Executive Officer, where the Named Executive Officer is entitled to receive more than $100,000 from the Corporation or its subsidiaries, including periodic payments or instalments, in the event of

(1) resignation, retirement or any other termination of the Named Executive Officer's employment with the Corporation and its subsidiaries;

(2) a change of control of the Corporation and any of its subsidiaries; or

(3) a change in the Named Executive Officer's responsibilities following a change of control.

Performance Graph Note

The following graph compares the total cumulative return to a shareholder who invested $100 in common shares of the Corporation on December 31, 1999 with the cumulative total return of the Canadian Venture Exchange Main Index ("CDNX") and subsequently the TSX Venture Exchange Composite Index ("TSXV"):

Notes

(1) On August 1, 2001, the Toronto Stock Exchange acquired the Canadian Venture Exchange and the Canadian Venture Exchange was renamed the TSX Venture Exchange.

(2) On December 7, 2001 the CDNX Main Index was discontinued and the TSX Venture Composite Index was established.

Compensation Committee

Since the Corporation lacks a compensation, monitoring or share option committee, the Board of Directors is responsible for these functions. Dr. Rene Abi-Rached, Omar Take and Dr. Owen A. Anderson are officers and directors of the Corporation. Thomas Po, a director, is manager of an affiliate of the Corporation. The compensation of the Chief Executive Officer is governed by a Management Agreement, which is described above. The Chief Financial Officer is paid $2,000 per month for being a Director and $2,500 per month for being the Chief Financial Officer.

Any management bonuses payable under the Management Agreement are designed to focus management attention on consolidated operational goals of the Corporation. To date, no management bonuses have been paid.

Compensation of Directors

Certain directors of the Corporation were paid a monthly director's fee of $2,000 in 2004 (subject to the cash requirements of the Corporation).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation has in place a share option plan dated for reference June 9, 2003, as amended and restated on June 28, 2004 (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. Pursuant to the Plan, 10% of the issued and outstanding Shares in the Corporation at the time an option is granted are reserved for issuance. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation. All options expire on a date not later than five years after the issuance of such option.

Equity Compensation Plan Information
Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders (the Plan)	5,200,000	$0.20	5,517,507
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,200,000	$0.20	5,517,507

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Corporation were indebted to the Corporation as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Corporation. To the knowledge of management of the Corporation, no informed person or nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries during the year ended December 31, 2004, or has any interest in any material transaction in the current year other than as set out below:

  The Corporation has entered into a Consulting Fee Agreement, dated October 25, 1992. Under the Consulting Fee Agreement, RAR Consultants Ltd. ("RAR Consultants") and Garmeco Canada Int'l Consulting Engineers Ltd. ("Garmeco Canada") have agreed to assist the Corporation by providing detailed engineering designs for the projects that the Corporation undertakes. The Corporation has agreed to pay RAR Consultants and Garmeco Canada an initial fee of 4% of the factory cost price of each individual design and 1% of the factory cost price for subsequent uses of the same design;

  During the 2004 fiscal year, the Corporation paid $72,000 to RAR Consultants, a company controlled by Mr. Rached's family for management fees;

  During the 2004 fiscal year, the Corporation paid $78,000 for rent to 434088 B.C. Ltd, a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

  During the 2004 fiscal year, the Corporation paid $72,597 for directors and officers fees;

  During the 2004 fiscal year, the Corporation paid $103,315 for consulting services to a company controlled by Mr. Rached's family;

  During the 2004 fiscal year, the Corporation paid $53,225 for consulting services to Garmeco Canada, a company controlled by Mr. Rached's family;

  During the 2004 fiscal year, Lang Michener LLP, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, billed the Corporation $216,232 for professional services;

  On June 9, 2004, the Corporation granted, pursuant to its Share Option Plan, 5,200,000 options to purchase Common Shares indirectly to an officer of the Corporation at a price of $0.20 per share expiring October 6, 2008;

  On August 10, 2004, the Corporation entered into a Guarantee Agreement with Dr. Rene Abi-Rached with respect to a first mortgage financing over the Corporation's Hopcott Road property and agreed to issue 2,652,632 common shares of the Corporation to Dr. Rene Abi-Rached in consideration of his personal guarantee of the mortgage, which shares were issued on November 12, 2004;

  A subsidiary of the Corporation delivered a promissory note for $50,000 due August 27, 2006 with interest at 12% per annum, to a company controlled by a director of the Corporation, in consideration of a loan for $50,000;

  On December 22, 2004 the Corporation announced a non-brokered private placement for 15,000,000 units at $0.0675 per unit totalling $1,012,500 (the "Private Placement"). Each unit consists of one Share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional Share at an exercise price of $0.10 per Share for a period of two years. On April 12, 2005, the TSX Venture Exchange ("TSXV") accepted the Private Placement for filing. All subscribers to the Private Placement are controlled by the family of the President of the Corporation. The funds from the Private Placement will be used for working capital and to pay debts of the Corporation. The private placement is expected to close on May 31, 2005; and

  A subsidiary of the Corporation (Canadian Hi-Tech Manufacturing Ltd.), the Corporation's President and a company controlled by the family of an officer were involved in litigation which resulted in an award of costs and special costs against the above-noted parties in favour of Genesee Enterprises Ltd. The Corporation had made a claim for damages against Jean de Grasse and Robert de Grasse for breach of fiduciary duty and conspiracy. After judgment was granted in the Genesee litigation, Canadian Hi-Tech Manufacturing Ltd., the Corporation's President and the company controlled by the family of an officer filed notices of intention to make proposals to their creditors pursuant to the Bankruptcy and Insolvency Act. Appeals were brought pursuant to the decisions of the British Columbia Supreme Court in respect of each of the proposals. All of this litigation was settled in 2004. In connection with the settlement, the Corporation paid $500,000 on behalf of Canadian Hi-Tech Manufacturing Ltd.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or senior officers of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Option Plan

The TSX Venture Exchange (the "TSXV") requires that each company listed on the exchange have a stock option plan. In order to comply with the policies of the TSXV, and to provide incentive to directors, officers, employees, management and others who provide services to the Corporation or any subsidiary to act in the best interests of the Corporation, the shareholders of the Corporation adopted a Share Option Plan in 2003 (the "Plan").

Under the Plan a maximum of 10% of the issued and outstanding common shares of the Corporation at the time an option is granted, less Shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted at the discretion of the Corporation's board of directors to eligible optionees (the "Optionees"). This type of Plan is called a "rolling" plan. During the Corporation's financial year ended December 31, 2004 and to the date of the mailing of this Management Proxy Circular, only 5,200,000 options to purchase Shares have been granted by the Corporation to Roger A. Rached, President and Chief Executive Officer of the Corporation.

Pursuant to the policies of the TSXV, the continuation of the Plan requires shareholder approval at each annual meeting of the Corporation by ordinary resolution. The Corporation is of the view that the Plan permits the Corporation to attract and maintain the services of executives, employees and other service providers with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

"Resolved that the Corporation's share option plan dated for reference June 9, 2003, as amended and restated effective June 28, 2004, be ratified and approved for continuation as the share option plan for the Corporation."

The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis. The Corporation will provide to any person or company, upon request to the Secretary of the Corporation, one copy of any of the following documents:

(a) the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation's most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditor, related management's discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

(b) the management proxy circular of the Corporation filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of shareholders of the Corporation which involved the election of directors.

Copies of the above documents will be provided, upon request, free of charge to security holders of the Corporation. The Corporation may require the payment of a reasonable charge from any person or company who is not a security holder of the Corporation, who requests a copy of any such document. The foregoing documents are also available on Sedar at www.sedar.com.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Management Proxy Circular.

SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2006 annual meeting of the Corporation (expected to be held in June 2006) must be received by the Secretary of the Corporation on or before the close of business on March 14, 2006.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

DATED at Vancouver, British Columbia, May 17, 2005.

/s/ Roger A. Rached
________________________________________
Roger A. Rached
President and Chief Executive Officer

International Hi-Tech Industries Inc.

Computershare

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class COMMON

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 14, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

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Proxies submitted must be received by 10:00 am, Pacific Time, on June 10, 2005

IHIQ_PRX_4979/000001/000001/i

+ SAM SAMPLE

C9999999999

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Appointment of Proxyholder

The undersigned "Registered Shareholder" of International Hi-Tech Industries Inc. (the "Corporation") hereby appoints: Roger A. Rached, President, or failing this person, Dr. Rene Abi-Rached, a Director and Chief Operation Officer,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of International Hi-Tech Industries Inc. to be held at 7393 Hopcott Road, Delta, British Columbia on June 14, 2005 at 10:00 AM (Pacific Time) and at any adjournment thereof.

1. Election of Directors

	For	Withhold		For	Withhold
01. To elect as Director, Dr. Rene Abi-Rached	☐	☐	05. To elect as Director, Thomas Po	☐	☐
02. To elect as Director, Omar Take	☐	☐	06. To elect as Director, Ferdinand Rauer	☐	☐
03. To elect as Director, Dr. Owen A. Anderson	☐	☐	07. To elect as Director, Evelyne Schmeler	☐	☐
04. To elect as Director, Larry P. Coston	☐	☐	08. To elect as Director, Lawry Trevor-Deutsch	☐	☐

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2. Appointment of Auditors

To appoint BDO Dunwoody LLP as Auditors of the Corporation. **For** ☐ **Withhold** ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

	For	Against
3 To authorize the Directors to fix the auditors' remuneration.	☐	☐
4 To approve the continuation of the share option plan.	☐	☐
5 To transact such other business as may properly come before the Meeting.	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

99999 004979 1PIZ IHIQ +

INTERNATIONAL HI-TECH INDUSTRIES INC.

FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 45964K104

Scrip No. IHIQ

National Instruments 51-102 and 54-101 of the Canadian Securities Administrators provide both registered holders and beneficial owners of a company's securities with the opportunity to elect annually to receive a copy of a corporation's interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of the quarterly interim financial statements and corresponding interim MD&A to those statements for 2005 for International Hi-Tech Industries Inc. (the "Corporation"), please complete this form and return it to:

Attention: Stock Transfer Department

Computershare Trust Company of Canada
100 University Avenue

9th Floor
Toronto, Ontario M5J 2Y1

You will not receive copies of any interim financial statements from the Corporation for the ensuing year if you do not complete and return this form.

Copies of the Corporation's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Corporation.

DATED: _____________________, 2005.

_______________________________________________________________
Signature

_______________________________________________________________
Name of Registered/Non-Registered Shareholder - Please Print

_______________________________________________________________
Address

_______________________________________________________________
Postal Code

_______________________________________________________________
Fax Number

_______________________________________________________________
Name and title of person signing if different from name above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: June 2, 2005

/s/ Roger A. Rached
________________________________________
Roger A. Rached
President and Chief Executive Officer